UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2013

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS		4
Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Item 2.	Unaudited Condensed Consolidated Financial Statements as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012	F-1

This report on Form 6-K consists of a management’s discussion and analysis of financial condition and results of operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiaries, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), Ingeniería de Soluciones Alestra, S. A. de C. V. (“ISA”), Alestra USA, Inc. (“Alestra USA”) and Gtel Comunicación S.A.P.I (“Gtel”), as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012.

As of January 1, 2012, the company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for the preparation of its consolidated financial statements. Prior to 2012, the company prepared its audited consolidated financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). The unaudited condensed consolidated financial statements as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012 have been prepared in accordance with IAS 34, ‘Interim financial reporting.’ The unaudited condensed consolidated financial statements as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012 should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS. Any subsequent changes recognized in the annual consolidated financial statements at December 31, 2013, might result in modifications to previously reported information.

The financial information is presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted, for the convenience of the reader. Please note that figures in certain tables in this Form 6-K may not be exactly the sum of the preceding amounts due to rounding.

In this report on Form 6-K, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiaries, Servicios Alestra, ISA, Alestra USA and Gtel.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K includes or incorporates forward-looking statements. These statements relate to our future prospects, developments and business strategies and are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “will,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, regional, national or global economic, business, market and regulatory conditions, and the following:

•	general economic conditions in the United States of Mexico (“Mexico”), the United States of America (“U.S.”) and any significant economic or political developments in those countries;

•	the competitive nature of providing information technology (“IT”), data, internet, local and long distance telephone services;

•	our ability to attract new customers;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	views of regulators in connection with the validity of our concessions or interpretations that result in the revocation or non-extension of concessions;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	declining rates for long distance traffic;

•	technological innovations;

•	our need for substantial capital;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including, but not limited to, costs associated with billing and collection, marketing and sales, and personnel training and travel expenses;

•	changes in the applicable fixed-to-mobile and long-distance termination rates, including legal challenges that could materially delay or cancel any benefits arising from new resolutions from the regulatory authorities;

•	changes in the policies of central banks and/or foreign governments; and

•	other factors described under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2012 and elsewhere in this report on Form 6-K.

Should one or more of these factors or situations materialize, or should the underlying assumptions prove to be incorrect, the actual results may differ considerably from those that are described, foreseen, considered, estimated, expected, predicted or intended in this report on Form 6-K.

These forward-looking statements speak only as of the date of this report on Form 6-K and we undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe that the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to the persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. See Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 1 | Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2013 and December 31, 2012 and for the three-month and nine-month periods ended September 30, 2013 and 2012 and the notes thereto contained elsewhere herein.

Nine-month period ended September 30, 2013 compared to the nine-month period ended September 30, 2012

Revenues

Total revenue during the nine-month period ended September 30, 2013 was Ps. 3,700.4 million, a 6.1%, or Ps. 211.4 million, increase from total revenue of Ps. 3,489.0 million for the same period in 2012. This increase was the result of both our enterprise segment and other segments revenues.

Enterprise Segment. Revenues increased 5.6%, or Ps. 186.6 million, to Ps. 3,511.8 million in the nine-month period ended September 30, 2013, from Ps. 3,325.2 million for the same period in 2012. This increase was primarily due to an increase in our IT, data, internet and local services revenues partially offset by a decrease in long distance services revenues. Our enterprise segment represented 94.9% of our total revenues in the nine-month period ended September 30, 2013.

Other Segments. Revenues increased 15.2%, or Ps. 24.8 million, to Ps. 188.6 million in the nine-month period ended September 30, 2013, from Ps. 163.7 million for the same period in 2012. This increase was primarily due to an increase in both our IT, data, internet and local, and long distance services in these segments.

During the nine-month period ended September 30, 2013, IT, data, internet and local services revenues reached Ps. 3,095.3 million, a 9.0%, or Ps. 255.1 million, increase from Ps. 2,840.2 million for the same period in 2012. The increase in IT, data, internet and local services revenues was primarily due to an increase in services such as managed networks, VPN, security and collaboration services as well as cloud and hosting services. Our IT, data, internet and local services represented 83.6% of our total revenues during the nine-month period ended September 30, 2013, compared to 81.4% during the same period in 2012.

Revenues from our long distance services for the nine-month period ended September 30, 2013 decreased 6.7%, or Ps. 43.6 million, to Ps. 605.2 million from Ps. 648.8 million for the same period in 2012. The decrease in long distance revenues was due to a decrease in domestic long distance services partially offset by an increase in international traffic. Our long distance services represented 16.4% of our total revenues during the nine-month period ended September 30, 2013, compared to 18.6% during the same period in 2012.

Cost of services (excluding depreciation and amortization)

Our cost of services consisted primarily of interconnection costs, including:

•	fees for leased lines, typically paid on a per-circuit per-month basis to Teléfonos de México S.A.B. de C.V.(“Telmex”) and other last-mile access providers;

•	interconnection costs, including local access charges and resale expenses, paid on a per-minute basis, primarily to Telmex; and

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated by us in Mexico.

Cost of services (excluding depreciation and amortization) decreased 25.8%, or Ps. 220.3 million, to Ps. 632.2 million for the nine-month period ended September 30, 2013 from Ps. 852.5 million for the same period in 2012. Cost of services (excluding depreciation and amortization) in the nine-month period ended September 30, 2012 includes a one-time cost benefit in long distance and local services amounting to Ps. 160.7 million related to the resolution of a fixed-to-mobile interconnection rates dispute with Telcel, while cost of services (excluding depreciation and amortization) in the nine-month period ended September 30, 2013 includes a cost benefit in long distance services amounting to Ps. 297.1 million related to the favorable legal resolution regarding the 2009 interconnection rates dispute with Telmex.

Enterprise Segment. Costs of services (excluding depreciation and amortization) decreased 24.6%, or Ps. 200.9 million, to Ps. 614.4 million in the nine-month period ended September 30, 2013 from Ps. 815.3 million for the same period in 2012. This decrease is primarily due to the cost benefits detailed above combined with a reduction in lease lines due to the expansion of our network and last-mile connections, which were partially offset by an increase of IT, data, internet and local services costs as a result of higher volumes of those services.

Other Segments. Cost of services (excluding depreciation and amortization) decreased 52.2%, or Ps. 19.4 million, to Ps. 17.8 million in the nine-month period ended September 30, 2013 from Ps. 37.2 million for the same period in 2012. This decrease is primarily attributable to the cost benefits detailed above.

Cost of IT, data, internet and local services (excluding depreciation and amortization) increased 8.4%, or Ps. 53.1 million, to Ps. 686.5 million for the nine-month period ended September 30, 2013 from Ps. 633.4 million for the same period in 2012. This increase is primarily attributable to the cost benefit in local services related to the resolution of a fixed-to-mobile interconnection rates dispute with Telcel in the nine-month period ended September 30, 2012 combined with higher volumes of managed networks, VPN, security and collaboration services as well as cloud and hosting services.

Cost of long distance services (excluding depreciation and amortization) decreased Ps. 273.4 million, resulting in a benefit of Ps. 54.3 million for the nine-month period ended September 30, 2013, compared to a cost of Ps. 219.1 million for the same period in 2012. This decrease is primarily attributable to the cost benefits detailed above combined with a reduction in our domestic long distance services volume.

Administrative and selling expenses (excluding depreciation and amortization)

Administrative and selling expenses (excluding depreciation and amortization) increased 10.5%, or Ps. 132.4 million, to Ps. 1,387.7 million for the nine-month period ended September 30, 2013 from Ps. 1,255.3 million for the same period in 2012, primarily as a result of higher personnel expenses combined with the maintenance costs of our growing fiber optics network and IT services infrastructure. For the nine-month periods ended September 30, 2013 and 2012, administrative and selling expenses (excluding depreciation and amortization) represented 37.5% and 36.0% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 614.0 million in the nine-month period ended September 30, 2013, and Ps. 625.1 million in the same period in 2012. This decrease is mainly attributable to certain assets that were fully depreciated in 2012 and therefore unable to be further depreciated in 2013. Depreciation and amortization allocated to cost of services and administrative and selling expenses, amounted to Ps. 545.2 million and Ps. 68.8 million respectively, in the nine-month period ended September 30, 2013, and Ps. 556.2 million and Ps. 68.9 million, respectively, in the nine-month period ended September 30, 2012.

Operating income

Operating income increased 42.9%, or Ps. 318.2 million, to Ps. 1,059.6 million in the nine-month period ended September 30, 2013 from Ps. 741.4 million for the same period in 2012. This increase was primarily attributable to higher revenues combined with a reduction in costs of services, partially offset by the increase in operating expenses explained above.

Finance result

We recorded a Ps. 209.1 million and Ps. 18.1 million comprehensive financial losses during the nine-month periods ended September 30, 2013 and 2012, respectively. The following table sets forth our comprehensive financial results for the periods indicated:

(in millions)	Nine-month period ended September 30,
	2013		2012
Finance income	Ps.	49.5	Ps.	242.7
Finance cost		(258.6)		(260.8)

Finance result, net	Ps.	(209.1)	Ps.	(18.1)

We record a foreign exchange gain or loss within finance income or finance cost, as applicable, with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the nine-month periods ended September 30, 2013 and September 30, 2012.

Finance income amounted to Ps. 49.5 million in the nine-month period ended September 30, 2013 compared to Ps. 242.7 million in the same period in 2012. In the nine-month period ended September 30, 2013, we recorded the financial products from the Escrow Account related to the favorable legal resolution regarding the 2009 interconnection rates dispute with Telmex that amounted to Ps. 37.1 million. In the nine-month period ended September 30, 2013, we recorded a foreign exchange gain of 226.0 million as a result of an 8.1% appreciation of the Mexican peso against the U.S. Dollar during that period.

Our finance cost totaled Ps. 258.6 million during the nine-month period ended September 30, 2013, compared to Ps. 260.8 million during the nine-month period ended September 30, 2012. This decrease is mainly a result of lower average debt when compared to the nine-month period ended September 30, 2012. We recorded a foreign exchange loss in the nine-month period ended September 30, 2013, that amounted to Ps. 2.3 million.

Income Tax and IETU

We and our subsidiaries, Servicios Alestra, ISA and Gtel, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We, Servicios Alestra, ISA and Gtel participate in the tax consolidation of Alfa, our holding company. On the other hand, Alestra USA is subject to the laws of the United States of America, and is therefore subject to taxation therein, and IETU is not applicable to this subsidiary. For the nine-month period ended September 30, 2013, we recorded an income tax provision using an income tax effective rate of 25%, and an income tax effective rate of 27% for the same period in 2012

For the nine-month period ended September 30, 2013, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated statement of operations.

Net income (loss)

As a result of the above factors, in the nine-month period ended September 30, 2013, we recorded a net income of Ps. 635.5 million compared to a net income of Ps. 527.2 million in the same period in 2012.

Liquidity and Capital Resources

Current Liquidity

As of September 30, 2013, we had Ps. 823.6 million of unrestricted cash available, compared to Ps. 410.5 million of unrestricted cash as of December 31, 2012. In the nine-month period ended September 30, 2013, our cash from operating activities amounted to Ps. 1,619.7 million, net cash used in investing activities amounted to Ps. 1,271.7 million and cash from financing activities amounted to Ps. 57.6 million.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U. S. and Mexican governments, major U.S. and Mexican banks, and corporations with high investment grade. As of September 30, 2013, we had cash of Ps. 41.4 million and temporary investments of Ps. 782.1 million, of which 54% were in Peso-denominated instruments and 46% in U.S. dollar-denominated instruments. We believe that our cash and cash equivalents balance is sufficient for our present requirements.

As of September 30, 2013 and December 31, 2012, our ratio of current assets to current liabilities was 0.51x and 1.49x respectively.

(in millions)	As of		As of
	September 30,		December 31,
	2013		2012
Unrestricted cash balance	Ps.	823.6	Ps.	410.5
Current ratios (times)		0.51x		1.49x

On September 8, 2009, a trust was created by us and Telmex, with BBVA Bancomer as a trustee (the “Escrow Account”), to guarantee the payment of interconnection services for the years 2008, 2009 and 2010. Since the dispute regarding 2009 interconnections rates has been resolved, the Escrow Account includes only the amount corresponding to years 2008 and 2010. As of September 30, 2013, the trust balance was Ps. 141.3 million, registered as restricted cash included as non-current assets in our statement of financial position.

Capital expenditures during the nine-month period ended September 30, 2013 amounted to Ps. 996.0 million, compared to Ps. 552.3 million in the same period in 2012. During the nine-month period ended September 30, 2013, funds were mainly used for the construction of a new data center in Queretaro and as part of our 2013 capital expenditure program that includes investments to expand our network, to develop new services to customers, to provide customers direct access connections to our network and to extend our network to customers, commonly referred to as last-mile access. As of the date of this report on Form 6-K, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of September 30, 2013 and December 31, 2012, our total indebtedness amounted to U.S. $ 230.0 million, and U.S. $200.0 million, respectively. Total debt as of September 30, 2013 was comprised of (i) a U.S.$ 200.0 million issuance of 11.750% senior unsecured notes due 2014, which has paid interest semi-annually in cash in arrears on February 11 and August 11, since February 11, 2010, and whose principal amortization is payable at maturity on August 11, 2014, and (ii) a U.S.$ 30.0 million term loan with Comerica Bank disbursed on July 31, 2013 which bear interest at a three-month adjusted LIBOR rate plus 2.375%. The term loan is due on July 2016.

On July 10, 2013, we entered into a committed revolving facility with Comerica Bank for U.S. $20.0 million, which bears interest at a three-month adjusted LIBOR rate plus 2.375%. The revolving facility is due in July 2016 and currently remains unused.

On June 5, 2012, we entered into a revolving credit line with Bancomext in an amount of Ps. 450.0 million which matures on June, 2016. This facility is currently unused.

Relevant Events

On August 19, 2013, we acquired 100% of the shares of Gtel Comunicaciones S.A.P.I. (“Gtel”), a carrier which provides integrated voice, data and video solutions through a broad portfolio of services to medium and large businesses. Gtel holds concessions issued by the Secretariat of Communications and Transport (Secretaría de Comunicaciones y Transportes), through the Federal Commission of Telecommunications (Comisión Federal de Telecomunicaciones), to operate a public telecommunications network and, consequently, offer services using point to multipoint technology at the 10.5 GHz frequency in Mexico’s northwestern and southeastern zones, utilizing its own network. Gtel’s annual income for the year 2012 was above Ps. 250 million.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Condensed Consolidated Interim Statements of Financial Position

September 30, 2013 and December 31, 2012

In thousands of Mexican pesos

	Note	September 30, 2013		December 31, 2012
Assets
CURRENT:
Cash and cash equivalents	7	Ps	823,600	Ps	410,455
Trade and other receivables, net	8		823,739		622,419
Other current assets	9		215,755		188,663

Total current assets			1,863,094		1,221,537

NON-CURRENT:
Restricted cash and cash equivalents	10		141,330		424,460
Property, plant and equipment, net	11		5,329,681		4,942,209
Intangible assets, net			628,629		315,908
Deferred income tax assets			277,655		386,756
Other non-current assets			84,836		54,630

Total non-current assets			6,462,131		6,123,963

Total Assets		Ps	8,325,225	Ps	7,345,500

Liabilities and equity
Liabilities
CURRENT:
Current debt	12	Ps	2,628,923	Ps	120,800
Trade and other payables	13		990,631		698,668

Total current liabilities			3,619,554		819,468

NON-CURRENT:
Non-current debt	12		390,682		2,579,652
Provisions			455,815		716,149
Employee benefits obligations			89,329		99,870

Total non-current liabilities			935,826		3,395,671

Total Liabilities			4,555,380		4,215,139

Equity
Equity attributable to parent company owners:
Common stock			1,181,346		1,181,346
Retained earnings			2,588,495		1,949,011

Total equity attributable to parent company owners			3,769,841		3,130,357
Non-controlling interest			4		4

Total Equity			3,769,845		3,130,361

Total Liabilities and Equity		Ps	8,325,225	Ps	7,345,500

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Condensed Consolidated Interim Statements of Operations

For the three month and nine month periods ended September 30, 2013 and 2012

In thousands of Mexican pesos

		Three months ended				Nine months ended
		September 30,				September 30,
	Note	2013		2012		2013		2012
Revenues	18	Ps	1,258,541	Ps	1,160,791	Ps	3,700,422	Ps	3,488,955
Cost of services			(445,883)		(501,939)		(1,177,356)		(1,408,675)

Gross profit			812,658		658,852		2,523,066		2,080,280
Administrative and selling expenses			(502,928)		(436,936)		(1,456,497)		(1,324,220)
Other expenses, net			(1,707)		(8,168)		(6,934)		(14,662)

Operating income			308,023		213,748		1,059,635		741,398

Finance income			6,574		171,912		49,498		242,724
Finance cost			(87,792)		(87,049)		(258,575)		(260,795)

Finance result, net	15		(81,218)		84,863		(209,077)		(18,071)

Profit before income tax			226,805		298,611		850,558		723,327
Income tax expense	16		(43,255)		(97,532)		(215,070)		(196,105)

Consolidated net income			183,550		201,079		635,488		527,222

Attributable to:
Parent company owners		Ps	183,550		201,079	Ps	635,488	Ps	527,222

Non-controlling interest		Ps	—	Ps	—	Ps	—	Ps	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Condensed Consolidated Interim Statements of Comprehensive Income

(Loss) For the three month and nine month periods ended September 30, 2013 and 2012

In thousand of Mexican pesos

		Three months ended				Nine months ended
		September 30,				September 30,
	Note	2013		2012		2013		2012
Consolidated net income		Ps	183,550	Ps	201,079	Ps	635,488	Ps	527,222
Items that will not be reclassified to profit or loss:
Actuarial gains (losses) for employee benefit obligations			—		—		3,572		—
Other comprehensive income			(5)		—		424		—

Items that will be reclassified to profit or loss:			—		—		—		—

Total comprehensive income		Ps	183,545	Ps	201,079	Ps	639,484	Ps	527,222

Attributable to:
Parent company owners		Ps	183,545	Ps	201,079	Ps	639,484	Ps	527,222
Non-controlling interest			—		—		—		—

Total comprehensive income for the year		Ps	183,545	Ps	201,079	Ps	639,484	Ps	527,222

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Condensed Consolidated Interim Statements of Changes in Equity

For the nine month period ended September 30, 2013 and 2012

In thousands of Mexican pesos

	Note	Common stock		Retained earnings		Total attributable to owners of the parent		Non-controlling interest		Total Equity
Balance at January 1st, 2012		Ps	1,181,346	Ps	1,431,594	Ps	2,612,940		(Ps9)	Ps	2,612,931
Transactions with shareholders:
Dividends declared					(105,363)		(105,363)				(105,363)
Movement in non controlling interest									13		13
Net income			—		527,222		527,222		—		527,222
Other comprehensive income for the year			—		—		—		—		—

Total comprehensive income for the year			—		527,222		527,222		—		527,222

Balance at September 30, 2012			1,181,346		1,853,453		3,034,799		4		3,034,803
Balance at January 1st, 2013			1,181,346		1,949,011		3,130,357		4		3,130,361
Transactions with shareholders:
Net income			—		635,488		635,488		—		635,488
Actuarial gains for employee benefit obligations					3,572		3,572				3,572
Other comprehensive income for the year					424		424		—		424

Total comprehensive income for the year			—		639,484		639,484		—		639,484

Balance at September 30, 2013		Ps	1,181,346	Ps	2,588,495	Ps	3,769,841	Ps	4	Ps	3,769,845

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Condensed Consolidated Interim Statements of Cash Flows

For the nine month period ended September 30, 2013 and 2012

In thousands of Mexican pesos

		Nine months ended
		September 30,
	Note	2013	2012
Cash flows from operating activities:
Profit before income tax		Ps 850,558	Ps 723,327
Depreciation and amortization	11	613,957	625,080
Write off of property plant and equipment		6,874	14,662
Provision for impairment of trade receivables	8	13,602	9,150
Costs related to employees benefits		3,252	5,505
Finance income	15	(49,498)	(242,724)
Finance cost	15	258,575	260,795
(Loss) in sale of property, plant and equipment		(327)	(70)
Other, net		8,280	78

Subtotal		1,705,273	1,395,803
Decrease (increase) in trade and other receivables		(299,706)	(134,969)
(Decrease) in suppliers and accounts payable		16,499	33,643
Income tax paid		(85,494)	(125,388)
Favorable litigation resolution	2	283,130	—

Net cash generated from operating activities		1,619,702	1,169,089

Cash flows from investing activities:
Interests received		49,481	16,184
Acquisitions of property, plant and equipment	11	(922,503)	(509,838)
Acquisition of intangible assets and other assets		(398,669)	(35,348)

Net cash used in investing activities		(1,271,691)	(529,002)

Excess of cash to be applied to financing activities		348,011	640,087

Cash flows from financing activities:
Interests paid		(324,335)	(314,610)
Increase in bank loans, notes payable and capital leases		381,963	—
Payments of debt and bank loans		—	(208,323)
Dividends paid		—	(105,363)

Net cash flows used in financing activities		57,628	(628,296)

Net increase in cash and cash equivalents		405,639	11,791
Exchange rate fluctuation of cash and cash equivalents		7,506	1,558
Cash and cash equivalents at beginning of period		410,455	488,091

Cash and cash equivalents at period end		Ps 823,600	Ps 501,440

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 1 – Incorporation and activity of the Company

Alestra, S. de R. L. de C. V. (“Alestra” or “the Company”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. de C.V. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T México”) (49%).

On July 12, 2011, Alfa made effective the Equity Purchase Agreement entered into by and between AT&T México, Alfa and the Company, and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) , Alestra USA Inc. (“Alestra USA”) , Ingenieria de Soluciones Alestra, S A. de C. V. (“ISA”), G-Tel Comunicación S. A. P. I. de C. V. (G-Tel) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, IT, and local and long distance telephone services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In addition, Alestra has the freedom to define to whom it will provide voice and data services, and to fix prices which do not depend on any tariff imposed by the Government, and which is the reason the Company applies the accounting policies described in Note 4. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, from January 1 throughout June 27, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of September 30, 2013.

The Ministry of Communications has made various amendments to the Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico, as well as data transfer services and other value added services.

As of October 1, 2011, AT&T México and the Company terminated the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico.

The Company’s address and main place of business is Edificio Alestra, Av. Lázaro Cárdenas 2321, Floor 9 Residencial San Agustín, 66260 San Pedro, Garza García, Nuevo León.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 2 – Significant events

On March, 2013, Alestra created a new subsidiary Alestra USA Inc. in the State of Delaware in the United States, which Alestra capitalized in April 2013, with initial capital of U.S. $500, 000, to be used to acquire equipment from Alestra or directly from suppliers, such equipment to be installed at operative sites. Alestra USA Inc.’s main business activity is limited to purchasing equipment and leasing it to Alestra.

In April 2013, the Company received the official legal notification of the resolution regarding the 2009 dispute with Telmex. As a result, Alestra received the refund of the amount deposited in the Escrow Account related to the disputed amount relating to interconnection rates for 2009, along with the corresponding interest thereon, amounting to Ps 283.1 million. In addition, an impact in the financial statements will result in a cost reduction and the elimination of its related provision for Ps 252.8 million. This change will be applied prospectively in the subsequent months.

In June , 2013, Alestra created a new subsidiary Ingenieria de Soluciones Alestra, S. A. de C. V. its main business will consist in providing specialized technical services in the installation and maintenance of telecommunication equipments in client site. Its initial capital will be Ps. 20,000.

On July 10, 2013, Alestra signed a committed revolving facility with Comerica Bank for U.S. $20.0 million which bears interest at a three-month adjusted LIBOR rate plus 2.375%. and a term loan agreement for U.S.$30.0 million at the same rate, As of September 30, 2013 The revolving facility is due in July 2016 and currently remains unused. On July 13, 2013 Alestra received the U.S. $30 million loan.

On August 19, 2013, Alestra acquired 100% of the shares of Gtel Comunicaciones S.A.P.I. (“Gtel”), a carrier which provides integrated voice, data and video solutions through a broad portfolio of services to medium and large businesses. Gtel holds concessions issued by the Secretariat of Communications and Transport (“SCT”), through the Federal Commission of Telecommunications (“COFETEL”), to operate a public telecommunications network and consequently, offer services using point to multipoint technology at the 10.5 GHz frequency in the northern and southern zones of the country, utilizing its own network, and its annual income is above Ps. 250 million. As of September 30, 2013 the Company is in process to complete the purchase price allocation.

Note 3 – Basis of preparation

These condensed consolidated interim financial statements for the nine months ended September 30, 2013 and 2012 are unaudited and have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with IFRS.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 4 – Summary of significant accounting policies

These condensed consolidated interim financial statements were approved by the Company’s officers on November 29, 2013.

The accounting policies adopted are consistent with those of the previous financial year except for the adoption of new standards effective as of January 1, 2013. The nature and the impact of each new standard/amendment is described below.

•	IAS 1 (amended)—“Presentation of Financial Statements”. The amendment requires entities to separate the items presented in other comprehensive income in two groups based on whether they can be recycled to the income statement in the future or not. Items that cannot be recycled will be presented separately from items that can be recycled in the future. Entities that decide to present items of other comprehensive income before taxes should show taxes related to the two groups separately. For the Company, this amendment was effective on January 1, 2013. The amendment affected presentation only and had no impact on the Company’s financial position or performance.

•	IAS 19 (Revised)—“Employee Benefits”. There are a number of amendments which have been applied retrospectively; it eliminates the option to defer the recognition of actuarial gains and losses from defined benefit post-employment plans, known as the ‘corridor method’. The Company has not previously applied this option, and has used the option to recognize such gains and losses in other comprehensive income. Therefore this change in the new standard has no impact on the Company’s condensed interim financial statements. Expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation. This change has no material impact on the Company’s financial statements for 2012. Past service cost is recognized in the income statement in the period of a plan amendment instead of deferring the portion related to unvested benefits. Previously the Company recognized past-service costs immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period), the impact on the Company’s net profit for 2012 is not material. As a result of the adoption of the amended IAS 19, the Company adjusted a consolidated unamortized past service cost balance in the aggregate amount of (Ps 17,985) against retained earnings as of January 1, 2013, and recognized a related charge net of income tax to consolidated retained earnings of (Ps 3,573) as of January 1, 2013. The amended IAS19 was adopted prospectively and prior periods were not restated as the effect was not material to the financial position of the Company.

•	IFRS 10, ‘Consolidated financial statements’—IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation – special purpose entities’. Under IFRS 10, subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. The Company has applied IFRS 10 retrospectively in accordance with the transition provisions of IFRS 10. This had no impact on the consolidation of investments held by the Company.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

•	IFRS 12 “Disclosure of Interests in Other Entities” requires disclosure of information that enables users of financial information to evaluate the nature and risk associated with their interest in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet entities, in addition to the effects of those interest in its financial position and performance, and its cash flows. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures in the condensed consolidated interim financial statements as of September 30, 2013.

•	IFRS 13 “Fair Value Measurement” objective is to define the fair value and establish in a single standard, a framework for measuring fair value and disclosure requirements on these measurements. This standard applies when other IFRS require or permit fair value measurement, except for transactions within the scope of IFRS 2 “Share based Payments”, IAS 17 “Leases”, measurements that have similarities to fair value but are not considered as such, and the net realizable value under the scope of IAS 2 “Inventories” or the value in use in IAS 36 “Impairment of Long-Lived Assets”. The application of IFRS 13 has not materially impacted on the fair value measurements carried out by the Company, however the additional disclosure requirements by IAS 34 have been applied in the condensed consolidated interim financial statements as of September 30, 2013.

Note 5 – Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, fair value interest rate risk, cash flow), credit risk, liquidity risk and price risk of inputs and products. The overall risk management program of the Company focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The objective is to keep under control the total cost of its financing and the volatility associated with exchange rates and interest rates.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2012. There have been no changes in the risk management department since year end or in any risk management policies.

During the nine months ended September 30, 2013 and 2012, the Mexican peso to US dollar exchange rate fluctuated from 13.0101 to 13.0119 and from 13.9787 to 12.8521, respectively which resulted in a gain on translation effect of Ps (2,348) and Ps 225,975, respectively, both recognized in financial income during those periods.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 6 – Critical accounting estimates and significant judgments

Preparing the condensed consolidated interim financial statements requires the use of certain critical accounting estimates. Additionally, it requires the Company’s management to use judgment in the process of applying the accounting policies of the Company and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from the estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by the management in the process of applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2012.

Note 7 – Cash and cash equivalents

Cash and cash equivalents presented in the statement of financial position are comprised as follows:

	September 30, 2013		December 31, 2012
Cash at bank and in hand	Ps	41,472	Ps	12,597
Short term bank deposits (1)		782,128		397,858

Total cash and cash equivalents	Ps	823,600	Ps	410,455

(1)	Short term bank deposits as of September 30, 2013 include the deposit of 283.1 million of the resolution of COFETEL regarding Telmex litigation.

Note 8 – Trade and other receivables, net

	September 30, 2013		December 31, 2012
Trade receivables	Ps	752,603	Ps	491,574
Provision for impairment of trade receivables		(51,466)		(37,491)

Trade receivables, net		701,137		454,083
Receivables from related parties (Note 17)		8,649		6,949
VAT recoverable		67,380		136,282
Other debtors		46,573		25,105

Total trade and other receivables, net	Ps	823,739	Ps	622,419

Trade and other receivables include past due but not impaired balances amounting to Ps 91,327 and Ps 49,645, at September 30, 2013 and December 31, 2012, respectively.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

The aging analysis of balance due from trade receivables not impaired is as follows:

			At September 30, 2013
			Past due
	1 to 30 days		30 to 90 days		90 to 180 days		More than 180 days
Trade and other receivables	Ps	44,164	Ps	35,744	Ps	11,419	Ps	—

			At December 31, 2012
			Past due
	1 to 30 days		30 to 90 days		90 to 180 days		More than 180 days
Trade and other receivables	Ps	21,033	Ps	15,465	Ps	9,142	Ps	4,005

The movements and impairment provision of trade and other receivables are analyzed as follows:

	September 30,		December 31,
	2013		2012
Opening balance (January 1st.)	Ps	(37,491)	(Ps49,580)
Impairment provision of trade and other receivables		(13,602)	(11,378)
Receivables written off during the year		—	24,140
Recovery of written off accounts		(373)	(673)

Ending balance September 30, 2013	Ps	(51,466)	(Ps37,491)

Impairment is recognized in the line of administrative, selling and other operating expenses in the income statement.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 9 – Other current assets

	September 30, 2013		December 31, 2012
Advanced payments (2)	Ps	180,399	Ps	135,233
Inventories (1)		34,152		30,363
Income tax advances		1,204		23,067

Total other current assets	Ps	215,755	Ps	188,663

(1)	Inventory includes telecommunication equipment that comprise mainly telephones and other minor telecommunication equipments.
(2)	Includes the short term portion of the corporate fee which amounts to Ps 29,467 for September 30, 2013 and 39,289 for December 31, 2012. The remaining balance is comprised of advanced payments of annual leases, insurance and maintenance.

Note 10 – Restricted cash

Alestra filed a disagreement before Cofetel derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Teléfonos de México, S. A. B. de C. V. (“Telmex”) and Teléfonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for public telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2009 and 2008.

On September 8, 2009, a trust was created by the Company and Telmex with BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008; this trust contract was subsequently modified to include the amounts in dispute for 2009 and 2010. Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the interest received thereof will be distributed or apply to future services, as agreed.

The restricted cash represents the trust balance and is shown in the statement of financial position in non-current assets. At September 30, 2013 and December 31, 2012 the trust balance amounted to Ps 141,330 and Ps 424,460, respectively, comprised of the contributions made by Alestra of Ps 123,962 at September 30, 2012 (Ps 376,780 at December 31, 2012) and the corresponding interest received amounting to Ps 17,368 at September 30, 2013 and (Ps 47,680 at December 31, 2012). Alestra and Telmex did not extend the trust contract for 2011 and therefore, on January 1st, 2011, the Company ceased depositing into the trust agreement.

In April 2013, The Company received the official legal notification of the resolution regarding the 2009 dispute with Telmex. See note 2.

Alestra, S. de R. L. de C. V. and subsidiary

(a subsidiary of Alfa, S. A. B. de C. V.)

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 11 – Property, plant and equipment, net

At September 30, 2013 and December 31, 2012 and 2011, property and equipment net, consists of the following:

	Land		Buildings and construction		Machinery and equipment		Telephone Network		Furniture, laboratory and IT equipment		Motor vehicles		Leasehold Improvements		Constructions in progress		Other fixed assets		Total
Balance at December 31, 2011	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301
Cost		301,775		277,121		56,105		10,877,939		521,720		32,330		70,895		336,019		1,507		12,475,411
Accumulated depreciation		—		(109,905)		(50,650)		(6,974,913)		(441,513)		(24,194)		(56,662)		—		(1,273)		(7,659,110)

Net book value at December 31, 2011	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301

Year ended December 31, 2012
Opening net book value	Ps	301,775	Ps	167,216	Ps	5,455	Ps	3,903,026	Ps	80,207	Ps	8,136	Ps	14,233	Ps	336,019	Ps	234	Ps	4,816,301
Additions		10,792		—		—		13,304		—		11,174		—		855,236		—		890,506
Disposals		—		—		(10)		(9,345)		(402)		(128)		—		—		—		(9,885)
Depreciation charges		—		(4,562)		(299)		(702,132)		(39,631)		(4,429)		(3,509)		—		(151)		(754,713)
Transfers		2,586		13,397		(4,646)		737,297		38,352		—		4,633		(791,619)		—		—

Closing net book value at December 31, 2012		315,153		176,051		500		3,942,150		78,526		14,753		15,357		399,636		83		4,942,209

Cost		315,153		290,518		44,410		11,528,496		498,503		38,254		75,528		399,636		1,507		13,192,005
Accumulated depreciation		—		(114,467)		(43,910)		(7,586,346)		(419,977)		(23,501)		(60,171)		—		(1,424)		(8,249,796)

Net book value at December 31, 2012	Ps	315,153	Ps	176,051	Ps	500	Ps	3,942,150	Ps	78,526	Ps	14,753	Ps	15,357	Ps	399,636	Ps	83	Ps	4,942,209

Period ended September 30, 2013
Opening net book value	Ps	315,153	Ps	176,051	Ps	500	Ps	3,942,150	Ps	78,526	Ps	14,753	Ps	15,357	Ps	399,636	Ps	83	Ps	4,942,209
Additions		—		—		—		23,294		313		6,568		—		892,328		—		922,503
Disposals		—		—		—		(10,617)		(108)		—		—		—		—		(10,725)
Depreciation charges		—		(3,864)		(209)		(517,158)		(27,715)		(4,376)		(2,454)		—		(49)		(555,825)
Transfers		—		11,288		—		426,872		14,143		—		6,612		(458,915)		—		—
Other Additions		—		—		434		22,055		5,131		209		3,690		—		—		31,519

Closing net book value at September 30, 2013		315,153		183,475		725		3,886,596		70,290		17,154		23,205		833,049		34		5,329,681

Cost		315,153		301,746		45,466		11,945,226		531,393		45,469		87,636		833,049		1,507		14,106,645
Accumulated depreciation		—		(118,271)		(44,741)		(8,058,630)		(461,103)		(28,315)		(64,431)		—		(1,473)		(8,776,964)

Net book value at September 30, 2013	Ps	315,153	Ps	183,475	Ps	725	Ps	3,886,596	Ps	70,290	Ps	17,154	Ps	23,205	Ps	833,049	Ps	34	Ps	5,329,681

Depreciation charged to income for the period ended September 30, 2013 and 2012 was Ps 555,825 and Ps 563,907, respectively, which is recognized Ps 541,925 and Ps 552,918 as costs of services, respectively, and Ps 13,900 and Ps 10,989 as administrative and selling expenses, respectively.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 12 – Debt

As of September 30, 2013 and December 31, 2012, bank loans, notes payable and capital leases consist of the following:

	September 30, 2013		December 31, 2012
Senior Notes (a)	Ps	2,626,918	Ps	2,700,452
Notes Payable (b)		392,357		—
Long term related party loan		330		—

		3,019,605		2,700,452
Less: current portion of non-current debt		(2,628,923)		(120,800)

Non-current debt (1)	Ps	390,682	Ps	2,579,652

(1)	The carrying amounts, terms and conditions of non-current debt are as follows:

		September 30,		December 31,		Maturity	Interest
Description	Currency	2013		2012		date	rate
11.750% Senior Notes (a)	US$	Ps	—	Ps	2,579,652	11/08/2014	13%
Comerica Bank (b)	US$		390,357			10/07/2016	LIBOR3M+2.37%
Alfa S. A. B. (c)	US$		325		—	31/12/2014	LIBOR3M+2.75%

Total long term debt			390,682		2,579,652

TOTAL		Ps	390,682	Ps	2,579,652

a)	On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$ 200 million (“11.750% Senior Notes”). The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014. The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the statement of financial position.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps 66,166 (US$ 5.1 million), will be amortized over the life of the 11.750% Senior Notes.

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of September 30, 2013 and December 31, 2012 at the date of issuance of these financial statements the Company is in compliance with all required covenants.

The indenture governing the Company’s 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•	Subject to specified exceptions, the Company may not incur indebtedness unless consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and the Company’s consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. The Company’s consolidated leverage ratio was less than 3.50 to 1.0 and consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

•	Subject to specified exceptions, the Company may not make any restricted payments, including the payment of dividends, unless if can incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since the issuance of the debt is less than a specified amount (such amount is based on a percentage of the Company’s consolidated net income, capital stock contributions and returns on unrestricted subsidiaries, as defined in the indenture, and other investments); and subject to specified exceptions, the Company may not incur any liens on any of the Company’s properties unless the notes are equally and ratably secured.

At September 30, 2013 the annual maturities of the total current debt, corresponding to the 11.750% Senior Notes of Ps 2,626,918 is on 2014.

b)	On July 31, 2013, Alestra signed a long term Loan agreement with Comerica Bank for U.S. $30.0 million n, which bear interest at a three-month adjusted LIBOR rate plus 2.375%, with a maturity on July 10, 2016.

c)	Alestra received a loan from Alfa Corporativo, S. A de C. V. as part of an innovation program for all the subsidiaries, this loan has no maturity and bears an interest rate of LIBOR 3M+2.75%.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 13 – Trade and other payables

	September 30 2013		December 31 2012
Trade payables	Ps	217,323	Ps	223,588
Amounts due to related parties (Note 17)		2,155		618
Other accounts payable (1)		771,153		474,462

	Ps	990,631	Ps	698,668

(1)	Other accounts payable includes a Capex provision that increased 150 million in respect to last year which is attributable to the construction of a new data center in Queretaro and the Company’s 2013 capital expenditure program that includes investments to expand their network in order to provide new services to customers and direct access connections to their network.

Note 14 – Financial instruments

a. Financial instruments by category

	September 30, 2013		December 31, 2012
Financial assets:
Cash and cash equivalents	Ps	823,600	Ps	410,455
Trade and other receivables		709,786		461,032
Restricted cash		141,330		424,460

Total assets	Ps	1,674,716	Ps	1,295,947

Financial liabilities:
Debt	Ps	3,019,606	Ps	2,700,452
Trade and other payables		219,478		224,206

Total liabilities	Ps	3,239,084	Ps	2,924,658

b. Credit quality of financial assets

The credit quality of financial assets that are past due but not impaired can be assessed either by reference to external credit ratings (if available) or to historical information about rates of counterparty default.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

The client base is evaluated based on historical performance, aging and classified as low, moderate and high risk.

	September 30, 2013		December 31, 2012
Current	Ps	609,810	Ps	404,438
Low risk (past due< 90 days)		79,908		36,498
Moderate risk (past due 90 < 180 days)		11,419		9,142
High risk (past due>180 days)		—		4,005

Trade receivables not impaired	Ps	701,137	Ps	454,083

Cash investments are held in highly liquid instruments at the highest credit ratings.

	September 30, 2013		December 31, 2012
Unrestricted Cash and cash equivalents, except cash held in hand A1/P1	Ps	782,128	Ps	397,858
Restricted cash and cash equivalents A1/P1		141,330		424,460

	Ps	923,458	Ps	822,318

A1 and P1 are the highest scores for short-term investments by Standard & Poor’s and Moody’s Investor Service, respectively.

c. Fair value of financial assets and liabilities

The amount of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, current debt and other current liabilities approximate to its fair value due to their short due date. The net carrying value of this accounts represent the expected cash flow.

The carrying value and the estimated fair value of the rest of the financial assets and liabilities are presented in the following table:

	September 30, 2013				December 31, 2012
	Carrying value		Fair value		Carrying value		Fair value
Financial liabilities:
Bank borrowings	Ps	392,357	Ps	392,357
Senior notes		2,626,918		2,802,4511	Ps	2,700,452	Ps	2,950,040

d. Derivative financial instruments

As of September 30, 2013 and December 31, 2012, the Company does not have any derivative financial instrument.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 15 – Finance income/ (expenses)

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
Finance income:
Interest income in short-term bank deposits	Ps	5,300	Ps	6,108	Ps	12,206	Ps	16,088
Other finance income		75		130		37,292		661

Finance income excluding exchange gain		5,375		6,238		49,498		16,749
Exchange gain		1,199		165,674		—		225,975

Total finance income	Ps	6,574	Ps	171,912	Ps	49,498	Ps	242,724

Finance cost:
Interest expense in bank borrowings	Ps	(85,703)	Ps	(84,858)	Ps	(251,460)	Ps	(249,824)
Other finance expenses		(2,089)		(2,191)		(4,767)		(10,971)

Finance cost excluding exchange loss		(87,792)		(87,049)		(256,227)		(260,795)
Exchange loss		—		—		(2,348)		—

Total finance cost	Ps	(87,792)	Ps	(87,049)	Ps	(258,575)	Ps	(260,795)

Finance result, net	Ps	(81,218)	Ps	84,863	Ps	(209,077)	Ps	(18,071)

Note 16 – Income tax

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
Income tax:
Current income tax	Ps	(35,531)	Ps	(39,524)	Ps	(107,357)	Ps	(138,255)
Deferred income tax		(7,724)		(58,008)		(107,713)		(57,850)

Expense for income tax	Ps	(43,255)	Ps	(97,532)	Ps	(215,070)	Ps	(196,105)

Interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. The estimated average annual tax rate used for 2013 is 30%. The effective income tax rate for the nine months ended September 30, 2013 and 2012 was 25% and 27%, respectively.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 17 – Transactions and balances with related parties

Related party transactions were carried out as if the counter party conditions by transactions held with related parties were equivalent to similar transactions carried out with independent third parties.

	September 30, 2013				December 31, 2012
Entity	Account receivable		Account payable		Account receivable		Account payable
Ultimate Parent
Affiliates	Ps	8,649	Ps	2,155	Ps	6,949	Ps	618

Total	Ps	8,649	Ps	2,155	Ps	6,949	Ps	618

As of September 30, 2013, the Company has a long term loan with its holding without maturity amounting Ps 330. See note 12.

Revenue from services provided to affiliates consist of telecommunication services amounting to Ps 85,734 and Ps 53,428 for the nine month period ended in September 30, 2013 and 2012, respectively.

Cost of services and other expenses with related parties are as follows:

	Nine months ended September 30,
	2013			2012
Entity	Administrative services		Technical assistance	Administrative services		Technical assistance
Ultimate Parent	Ps	29,467	—	Ps	29,467		—
Affiliates		16,336	—		21,873		—

Total	Ps	45,803	—	Ps	51,340	Ps	—

Administrative services represent the corporate fees paid to Alfa.

For the nine month period ended, September 30, 2013 and 2012, salaries and benefits received by the Company’s senior officers amounted to Ps 42,416 and Ps 36,146, respectively, consisting of base salary amounts, legal benefits and a variable compensation program based on the Company’s results.

The Company and its subsidiary have declared they have no significant transactions with related parties (individuals) and conflicts of interest to disclose.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 18 – Segments

The Company’s Chief Operating Decision Maker (CODM) focuses in analyzing the overall business through three operating segments: a) Enterprise Segment, b) Small Business and Consumer Segment and c) International Segment.

Information used to make strategic decisions is reported to the CODM based on these three operating segments. The focus of the three operating segments is described as follows.

The Enterprise operating segment offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities.

The Small Business and Consumer Services operating segment offers communication products and services to the consumer and small businesses market.

The International segment offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in IFRS 8 “Operating Segments” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of “Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the group including acquisitions and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. The resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, direct costs and expenses from the segment, as included in the internal financial reports reviewed by the CODM.

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

The adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The adjusted EBITDA is considered a useful measure of the business operating performance since it shows the income before depreciation and amortization, and it also provides a significant analysis of the commercial performance upon excluding specific items disclosed separately due to their nature or incidence. The interest expense and income are not assigned to the reportable segments, since this activity is managed globally by the central treasury of the group.

When projects are not directly attributable to a particular operating segment, the capital expense is assigned to each segment based on the ratio of estimated future economic benefits resulting from that capital expenditure.

Following is the consolidated financial information of the reporting segments:

I. Segments analytic information

	Nine months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
Segment revenue	Ps	3,511,831	Ps	188,591	Ps	3,700,422	Ps	3,325,210		163,745	Ps	3,488,955
Inter-segment Revenue		—		—		—		—		—		—

Revenues from external customers	Ps	3,511,831	Ps	188,591	Ps	3,700,422	Ps	3,325,210	Ps	163,745	Ps	3,488,955

Business unit contribution (BUC)	Ps	2,482,630	Ps	65,207	Ps	2,547,837	Ps	2,093,994	Ps	61,813	Ps	2,155,807
Non allocated expenses						(867,311)						(774,667)

Adjusted EBITDA						1,680,526						1,381,140
Other expenses, net						(6,934)						(14,662)
Depreciation and amortization						(613,957)						(625,080)

Operative income						1,059,635						741,398
Finance result, net						(209,077)						(18,071)

Income before tax					Ps	850,558					Ps	723,327

	Three months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
Segment revenue	Ps	1,195,989	Ps	62,552	Ps	1,258,541	Ps	1,106,545	Ps	54,246	Ps	1,160,791
Inter-segment Revenue		—		—		—		—		—		—

Revenues from external customers	Ps	1,195,989	Ps	62,552	Ps	1,258,541	Ps	1,106,545	Ps	54,246	Ps	1,160,791

Business unit contribution (BUC)	Ps	796,749	Ps	22,397	Ps	819,146	Ps	664,627	Ps	20,012	Ps	684,639
Non allocated expenses						(301,681)						(259,075)

Adjusted EBITDA						517,465						425,564
Other expenses, net						(1,707)						(8,168)
Depreciation and amortization						(207,735)						(203,648)

Operative income						308,023						213,748
Finance result, net						(81,218)						84,863

Income (loss) before tax					Ps	226,805					Ps	298,611

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Other information:

Fixed Assets investment:

	Nine months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
PP&E	Ps	882,673	Ps	39,831	Ps	922,503	Ps	509,982	Ps	440	Ps	510,422
Intangible Assets		58,116		15,348		73,464		41,814		72		41,886

Capital Investments (Capex)	Ps	940,789	Ps	55,179	Ps	995,968	Ps	551,796	Ps	512	Ps	552,308

	Three months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
PP&E	Ps	383,928	Ps	21,295	Ps	405,222	Ps	222,114	Ps	89	Ps	222,203
Intangible Assets		23,297		13,720		37,017		30,835		—		30,835

Capital Investments (Capex)	Ps	407,225	Ps	35,015	Ps	442,240	Ps	252,949	Ps	89	Ps	253,038

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

II. General Information

a.	By product or service

Revenues by service

	Nine months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
Long distance	Ps	534,247	Ps	70,905	Ps	605,152	Ps	592,565	Ps	56,197	Ps	648,762
Data, Internet and Local		1,978,946		117,316		2,096,262		1,721,923		107,548		1,829,471
Corporate services of IT		998,638		370		999,008		1,010,722		—		1,010,722

Total revenues by services	Ps	3,511,831	Ps	188,591	Ps	3,700,422	Ps	3,325,210	Ps	163,745	Ps	3,488,955

	Three months ended September 30,
	2013						2012
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
Long distance	Ps	188,626	Ps	21,683	Ps	210,309	Ps	184,033	Ps	18,657	Ps	202,690
Data, Internet and Local		807,709		40,792		848,501		577,174		35,587		612,761
Corporate services of IT		199,654		77		199,731		345,340		—		345,340

Total revenues by services	Ps	1,195,989	Ps	62,552	Ps	1,258,541	Ps	1,106,547	Ps	54,244	Ps	1,160,791

b.	By geographic segments

Revenues by geographic zone

	Three months ended				Nine months ended
	September 30,				September 30,
	2013		2012		2013		2012
Mexico	Ps	3,651,518	Ps	3,460,517	Ps	1,243,783	Ps	1,150,900
Outside Mexico		48,904		28,438		14,758		9,891

Total revenues	Ps	3,700,422	Ps	3,488,955	Ps	1,258,541	Ps	1,160,791

Alestra, S. de R. L. de C. V. and subsidiary

Notes to the Condensed Consolidated Interim Financial Statements at September 30, 2013 and December 31, 2012 and for the nine month period ended September 30, 2013 and 2012

Note 19 – Commitments and contingencies

As of September 30, 2013, there have been no significant changes in contingencies with what was disclosed in the previous year’s annual financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: November 29, 2013